SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 2, 2005

                                                                     Fording Canadian Coal Trust
(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

                                                                  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

May 2, 2005

By:____________________________________

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

“Fording Canadian Coal Trust Annual and Special Meeting

  99.1

Media Advisory
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

Attention Business / Assignment Editors:

FORDING CANADIAN COAL TRUST ANNUAL AND SPECIAL MEETING

CALGARY, May 2, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN / NYSE: FDG) will be holding its Annual and Special Meeting on Wednesday, May 4, 2005. Details are as follows:

Date:

Wednesday, May 4, 2005

Time:

11:00 a.m. MST

Where:

The Fairmont Palliser Hotel

Alberta Room

133 – 9th Avenue S.W.

Calgary, Alberta

Michael Grandin, Chairman and Chief Executive Officer, and Jim Popowich, President, will be available to answer questions from the media directly following the meeting in the Turner Valley Room.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, and expects to supply approximately 27 million tonnes of high-quality coal products to the international steel industry in 2005. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Coordinator, Investor Relations

403-260-9834

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca